Exhibit 99.1

ATH434 - 201 Phase 2 Topline Results January 30, 2025

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2024 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Achieved Our Target Measures for Success Favorable Safety Profile / No Drug Related Serious Adverse Events 3 Strong Clinical Results with Statistical Significance Reached on UMSARS I Rating Scale Drug Effect on Biomarker Endpoint with Reduction in Iron Content MSA Phase 2 ATH434 - 201

Positive ATH434 Phase 2 Trial Results Exceptionally strong clinical results overall Robust efficacy on UMSARS I rating scale Reduced or stable brain iron concentrations on MRI Maintained brain volume compared to placebo Evidence of clinical benefit on several secondary endpoints 4

ATH434 Clinical Development Program in Multiple System Atrophy 5

Multiple System Atrophy (MSA): Rare, Rapidly Progressive and Highly Debilitating Neurodegenerative Disease

Alterity THERAPEUTICS

- Parkinsonian disorder with no approved treatment
- Orphan disease: up to 50,000 patients in U.S.
- Disease characteristics
  - Motor: Parkinsonism, uncoordinated movements, balance problems and falls
  - Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
  - Brain atrophy and α-synuclein accumulation in multiple regions
- Over 50% require wheelchair in 5 years
- Median survival 7.5 years after symptom onset



Sexual dysfunction
Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Stridor
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Death can occur
Clinically Established MSA
Premotor MSA
Clinically Probable MSA
0
3
6
9
Years

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

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ATH434: Potential Disease Modifying Therapy ATH434 binding to iron • Small molecule drug candidate • Decreases pathologic protein aggregation (α - synuclein) in CNS • Iron chaperone: redistributes excess labile iron in CNS • Oral medication • Preferred over infusions and injections • Potential to treat iron - related neurodegenerative disease • Orphan Drug Designation in the US and EU for MSA treatment • Development pathway endorsed by FDA and EMA 7

ATH434-201 Trial Design in Early-Stage MSA

Alterity THERAPEUTICS

Study	ATH434-201 – Phase 2
Design	**Randomized, double-blind, placebo controlled**
Objectives	Efficacy, safety and pharmacokinetics of ATH434
Population	**Early-stage MSA**
Sample Size	N = 77
Treatment	12 months
Clinical Endpoints	Activities of daily living (UMSARS), global measures, motor exam, autonomic function
Brain MRI Biomarkers	Iron, volume
Fluid Biomarkers	Neurofilament light chain (NfL), Aggregated α-synuclein (baseline)
Other Biomarkers	Wearable movement sensors

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ATH434 - 201 Phase 2 Double - Blind Design ATH434 75 mg bid ATH434 50 mg bid Placebo 12 months treatment 12 months treatment 12 months treatment 9 Early MSA • Key Clinical Endpoint: Change in modified UMSARS Part I (activities of daily living) • Key Biomarker Endpoint: Change in brain iron concentration by MRI

U nified MSA R ating S cale (UMSARS) Key Clinical Outcome • Validated rating scale developed specifically for MSA • Part I assesses functional impairment in areas affected in MSA • Part I, symptom inventory of 12 items • Modified version of scale used in our trial excludes the sexual function domain • Rated from 0 to 48 (higher scores worse) • Most important clinical endpoint to support regulatory approval for treatment of MSA • Speech • Swallowing • Handwriting • Cutting food • Dressing • Hygiene 10 • Walking • Falling • Orthostatic symptoms • Urinary Function • Bowel Function • [Sexual Function] UMSARS Part I Items

Key Eligibility Criteria Inclusion Criteria • Clinical evidence of parkinsonism • Evidence of autonomic impairment • Ambulatory without assistance • Elevated iron on brain MRI Exclusion Criteria • Motor symptoms for > 4 years • Significant swallowing impairment (choking > 1x per week) • Frequent falling (≥ 1x per week) 11

ATH434 - 201 Phase 2 Topline Results 12

Baseline Characteristics Consistent with Early - Stage MSA Patient Profile 13 Mean (SD) Efficacy analyses performed on the modified Intent - to - Treat (mITT) population ^ NfL: Neurofilament light chain Overall (n = 61) 75mg BID (n = 21) 50mg BID (n = 21) Placebo (n = 19) Parameter 62.8 (6.5) 64.0 (6.3) 62.9 (6.3) 61.5 (7.0) Age (yrs) 59.0% 57.1% 57.1% 63.2% Gender (% male) 15.5 (4.5) 14.4 (4.7) 15.4 (4.6) 16.8 (4.2) Modified UMSARS I 51.7 (16.6) 49.1 (17.7) 48.6 (16.0) 57.9 (15.2) Parkinson Plus Scale Motor 33.1 (10.1) 32.4 (9.6) 31.7 (8.9) 35.4 (12.0) NfL (plasma) 2.5 (0.9) 2.4 (0.9) 2.6 (0.9) 2.6 (0.9) Duration of Motor symptoms (y)

Outstanding Clinical Outcomes 14

0 13 39 52 26 Week 30 28 26 24 22 20 18 16 14 12 10 Score Placebo (n=19) Low Dose (n=21) High Dose (n=21) * p=0.05 for 75 mg * p=0.03 for 50 mg Clinical progression v. placebo at 52 weeks • Low dose: 48% slowing (p=0.03) • High dose: 29% slowing (p=0.2) Both ATH434 dose levels demonstrated clinically meaningful slowing of disease progression over 12 months ATH434 Exceptional Results on Key Clinical Endpoint Modified UMSARS Part I 15

Evidence of Efficacy on Other Clinical Endpoints Clinical global impression of severity (7 - point scale, lower score = improvement) Clinician assessment of the total picture of the participant over prior 28 days • Mean change at 50 mg: - 0.81 (p=0.009) • Mean change at 75 mg: - 0.18 (p=NS) Parkinson Plus total motor scale Trends in improvement in both dose groups at 26 and 52 weeks • Clinical benefit observed in multiple domains Increased activity on wearable sensors in both groups  step count  bouts of walking  total walking time  standing time Orthostatic Hypotension Symptom assessment (patient rated) showed trends favoring benefit in both groups (p=0.13 at 50 mg) 16

Positive Impact on Brain Iron & Volume 17

Brain Iron and Volume Assessments are Unique Aspects of the Phase 2 Trial 18 Brain Iron Content • MRI is an unconventional outcome measure that was designed specifically for the ATH434 - 201 trial to evaluate target engagement • Led to the primary endpoint: change in iron content as measured by brain MRI • Assessed MSA affected brain regions • We originally felt this was the best opportunity to observe a drug effect • MRI analysis is highly technical and we will continue to explore the data Brain Volume • Colleagues at Vanderbilt developed the MSA Volume Index to assess brain volume changes in MSA participants

ATH434 Reduced Iron Accumulation Compared to Placebo Brain Iron by MRI 75 mg BID 50 mg BID Region Week 52 Week 26 Week 52 Week 26  Substantia nigra   ^ Putamen    *  Pallidum Compared to placebo  Reduced Iron content, No observable difference ^ P = 0.025, uncorrected * P = 0.08, uncorrected

Clear Trends Showing ATH434 is Reducing or Stabilizing Iron Content in MSA Brain Regions • Achieved objective of demonstrating target engagement of iron in the brain • Preliminary analysis is positive with reductions in iron content in key brain regions affected by MSA • Significant reduction in iron content the putamen (p=0.025) at Week 26 and trend of iron reduction in pallidum (p=0.08) at Week 52 for the 50 mg dose • Stable iron content in other MSA affected brain regions 20

- 0.6000 - 0.5000 - 0.4000 - 0.3000 - 0.2000 - 0.1000 0.0000 MSA Atrophy Index Placebo ATH434 50 mg BID ATH434 75 mg BID 26 weeks 52 weeks ATH434 Demonstrated Trends in Reduced Brain Atrophy Change from Baseline in Brain Volume Source 21

Well - Tolerated Safety Profile with No Serious Adverse Events (SAEs) Related to Study Drug Safety population: enrolled participants who received at least one dose of treatment • 50 mg dose (n=26) • 75 mg dose (n=25) • Placebo (n=26) Safety Results: • ATH434 was well - tolerated with similar adverse event (AE) rates in ATH434 treatment groups and placebo • Most AEs were mild to moderate in severity • No serious adverse events (SAEs) related to ATH434 were reported • Discontinuations for AEs were similar in the placebo (n= 3 ) and 75 mg dose (n= 5 ) groups and lowest at 50 mg (n= 0 ) . None of the AEs leading to discontinuation were related to treatment . 22

Summary 23

Positive ATH434 Phase 2 Trial Results Exceptionally strong clinical results overall Robust efficacy on UMSARS I rating scale Reduced or stable brain iron concentrations on MRI Maintained brain volume compared to placebo Evidence of clinical benefit on several secondary endpoints 24

Professor of Neurology Vanderbilt University Medical Center Research focus: Neuroimaging/Therapeutics Coordinating Investigator of the ATH434 - 201 Clinical Trial Daniel Claassen, M.D., M.S. 25

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